Room 4561

	December 6, 2005

Adele L. Mackintosh
Secretary
Alanco Technologies, Inc.
15575 North 83rd Way, Suite 3
Scottsdale, Arizona 85260

Re:	Alanco Technologies, Inc.
	Preliminary Proxy Statement on Schedule 14A filed November
28,
2005
	File No. 0-09347

Dear Ms. Mackintosh:

      This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. No further review of the filing has been or will be made. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Preliminary Proxy Statement on Schedule 14A

Proposal No. 4, page 13

1. Please advise us how you have complied with Arizona law with respect to your proposed treatment of any fractional shares upon a reverse stock split.

2. We note your disclosure that the purpose of the reverse stock split is to increase the trading price of your common stock in order to meet listing standards. Please disclose the trading volume and price of your common stock as of a recent date.

3. We note that a reverse stock split will result in an increase in your authorized shares of common stock. Please provide a table illustrating the effect on the number of authorized shares of common stock available for issuance as a result of your reverse stock split over the range of ratios you are seeking approval for.

4. Please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and/or financing transactions. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock.

5. In light of the increase in available capital as a result of your reverse stock split, please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in available capital. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences.
Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

Form 10-KSB for the year ended June 30, 2005

6. It does not appear that your disclosure with respect to your disclosure controls and procedures conforms to the requirements of Rule 15d-15 under the Exchange Act and Item 307 of Regulation S-B. We note your discussion of "various evaluations" of your disclosure controls and procedures in which your officers "believed [such] controls and procedures [to be] effective" but only to the extent of
"ensur[ing] that [you are] able to collect, process and disclose the
information [you] are required to disclose."  Pursuant to Rule
15d-
15(b) and Item 307, your officers must perform an evaluation of your
disclosure controls and procedures as of the end of each fiscal quarter. In addition, your officers must determine whether such disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms and that such information is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Accordingly, please advise us if and/or whether
your officers determined your disclosure controls and procedures, as
defined pursuant to Rule 15d-15(e), are effective as of June 30,
2005
and September 30, 2005. Please also confirm to us that you will consider this comment in preparing future periodic reports.

7. We note that your definition for internal controls differs from the definition for internal control over financial reporting that is set forth in Rule 15d-15(f) under the Exchange Act. Please advise us whether your internal controls conform to the definition set forth in
Rule 15d-15(f). We also note your disclosure that "[s]ince the date of the most recent evaluation...there have been no significant changes in such controls or in other factors that could have significantly affected those controls." Please note that Item 308 of
Regulation S-B requires the disclosure of any change in your internal controls that occurred during your "last fiscal quarter" that has "materially affected, or is reasonably likely to materially affect," your internal controls. In light of the foregoing, please advise us with respect to changes in your internal control over financial reporting for the quarters ended June 30, 2005 and September 30, 2005. Please also confirm to us that you will consider this comment in preparing future periodic reports.


*              *              *              *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Daniel Lee at (202) 551-3477, or Anne
Nguyen,
Special Counsel, at (202) 551-3611, with any questions. If you need further assistance, you may contact me at (202) 551-3730.

	Sincerely,


	Barbara C. Jacobs
	Assistant Director